Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Three months ended		Six months ended
	September 30,		September 30,
	2014	2013	2014	2013
Earnings
Consolidated income before provision for income taxes	$407	$366	$860	$682
Fixed Charges	147	159	298	335
Earnings	$554	$525	$1,158	$1,017
Fixed Charges
Interest expense	$146	$158	$296	$333
Interest portion of rental expense (1)	1	1	2	2
Total fixed charges	$147	$159	$298	$335
Ratio of earnings to fixed charges	3.77x	3.30x	3.89x	3.04x

(1)	One-third of all rental expense is deemed to be interest.